Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 1, 2010

Relating to Preliminary Prospectus dated January 27, 2010

and Preliminary Prospectus dated February 1, 2010

Registration Statement No. 333-162614

IMPERIAL CAPITAL GROUP, INC.

Offering of 6,666,666 shares of

Class A Common Stock, par value $0.01 per share

FREE WRITING PROSPECTUS

This free writing prospectus of Imperial Capital Group, Inc. relates only to the offering of its Class A common stock described in, and should be read together with, 1) the revised preliminary prospectus, dated January 27, 2010 (the “First Revised Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-162614) of Imperial Capital Group, Inc. (the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2010 and 2) the revised preliminary prospectus, dated February 1, 2010 (the “Second Revised Preliminary Prospectus,” and together with the First Revised Preliminary Prospectus, the “Revised Preliminary Prospectuses”), included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-162614) of the Issuer, as filed with the SEC on February 1, 2010 (as so amended, the “Registration Statement”), before deciding to invest in the common stock offered thereby. This free writing prospectus is only a summary of the changes included in the Revised Preliminary Prospectuses and should be read together with the Revised Preliminary Prospectuses, including the section entitled “Risk Factors” beginning on page 16 of each of the Revised Preliminary Prospectuses. Capitalized terms used, but not defined, herein have the meanings set forth in the Revised Preliminary Prospectuses.

This free writing prospectus reflects the following amendments that were made in the Second Revised Preliminary Prospectus:

1.	The Issuer added the following sentence to the section entitled “Dividend Policy” on page 45: In addition, ICG LP will make a cash distribution in the amount of $3.6 million to the historic partners in February 2010 prior to the consummation of this offering. Distributions by ICG LP following the consummation of this offering will be made to the partners of ICG LP (initially the Issuer and ICGI Holdings, LLC) pro rata in accordance with the percentages of their respective partnership units.

2.	The Issuer added the underlined text to the following sentence: In 2008 and 2009, we operated as a limited liability company that was majority owned by Messrs. Reese and Wooster. The key components of our executive officer compensation program for 2008 and 2009 were base salary, potential bonus and profit allocations on membership interests. See “Executive Compensation—Compensation Discussion and Analysis—Compensation Components” on page 103.

3.	The Issuer added the underlined text to the following sentence: In 2008 and 2009, we did not grant any equity-based awards to our executive officers. See Executive Compensation—Compensation Discussion and Analysis—Compensation Components—Equity Grants” on page 104.

4.	The Issuer disclosed that in 2009, Imperial Capital Group Holdings, LLC was paid aggregate monthly fees of $1.2 million, aggregate quarterly fees of $14.5 million and was reimbursed for an aggregate of approximately $109,000 for the provision by Imperial Capital Group Holdings, LLC of medical, dental and life and disability insurance benefits and matching amounts under ICG LP’s 401(k) plan to Messrs. Reese and Wooster during 2009. See “Related Party Transaction—Management Agreement” on page 114.

5.	The Issuer revised the summary compensation table and accompanying notes in the section entitled “Executive Compensation” on page 104 by adding the bolded text:

Summary Compensation Table

	Annual Compensation (1)
Name and Principal Position	Year	Salary	Bonus	All Other compensation		Total
Jason W. Reese (2)	2009	$—	$—	$8,033,063	(4)	$8,033,063
Chairman and Chief Executive Officer	2008	—	—	5,415,429	(5)	5,415,429

Randall E. Wooster (2)	2009	—	—	8,020,492	(6)	8,020,492
President	2008	—	—	5,404,648	(7)	5,404,648

Mark C. Martis	2009	250,000	700,265	20,185	(8)	970,450
Chief Operating Officer	2008	250,000	455,952	22,293	(9)	728,245

Harry Chung (3)	2009	250,000	350,000	—		600,000
Chief Financial Officer	2008	103,365	125,000	—		228,365

(1)	ICG LP operated as a limited liability company in 2008 and 2009. The amounts in this summary compensation table do not include distributions received by each named executive officer from ICG LP relating to invested capital in ICG LP, as these amounts do not constitute executive compensation. In 2009, ICG LP made distributions to Imperial Capital Group Holdings, LLC, an entity jointly owned by Messrs. Reese and Wooster and their affiliates, Mr. Martis and Mr. Chung in the approximate amounts of $15,134,000, $582,000 and $145,000, respectively, in respect of each such ICG LP member’s allocable share of ICG LP’s distributions for the year ended December 31, 2009. In 2008, ICG LP made distributions to Imperial Capital Group Holdings, LLC and Mr. Martis in the approximate amounts of $4.4 million and $171,000, respectively, in respect of each such ICG LP member’s allocable share of ICG LP’s distributions for the year ended December 31, 2008. Mr. Chung did not receive any distributions based on the income of ICG LP because Mr. Chung was not a member of ICG LP during the year ended December 31, 2008.

(2)	Includes as All Other Compensation for each of Messrs. Reese and Wooster 50% of the total amounts paid to Imperial Capital Group Holdings, LLC under the management agreement with respect to each year indicated. See “Related Party Transactions—Management Agreement.”

(3)	Mr. Chung began employment with us in August 2008.

(4)	Includes (a) $600,000 and $7,253,078 in monthly and quarterly fees paid to Imperial Capital Group Holdings, LLC under the management agreement attributable to Mr. Reese, (b) $54,962 in amounts paid to Imperial Capital Group Holdings, LLC under the management agreement as reimbursement for the provision by Imperial Capital Group Holdings, LLC of medical, dental and life and disability insurance benefits and matching amounts under ICG LP’s 401(k) plan to Mr. Reese during 2009, and (c) reimbursement of $74,810 in business taxes, payment of $15,371 in club and timeshare fees to the Bel Air Bay Club, reimbursement of consulting fees, advisory service expenses, and payment of executive wellness program expenses, each by ICG LP for the benefit of Mr. Reese.

(5)	Includes (a) $600,000 and $4,687,792 in monthly and quarterly fees paid to Imperial Capital Group Holdings, LLC under the management agreement attributable to Mr. Reese, (b) $52,923 in amounts paid to Imperial Capital Group Holdings, LLC under the management agreement as reimbursement for the provision by Imperial Capital Group Holdings, LLC of medical, dental and life and disability insurance benefits and matching amounts under ICG LP’s 401(k) plan to Mr. Reese during 2008, and (c) payment of $25,890 and $10,159 in club and timeshare fees to the Bel Air Bay Club and the Cape Cod Golf Club, respectively, and $12,550 in executive wellness program expenses and reimbursement of consulting fees, entertainment and transportation expenses, each by ICG LP for the benefit of Mr. Reese.

(6)	Includes (a) $600,000 and $7,253,078 in monthly and quarterly fees paid to Imperial Capital Group Holdings, LLC under the management agreement attributable to Mr. Wooster, (b) $53,692 in amounts paid to Imperial Capital Group Holdings, LLC under the management agreement as reimbursement for the provision by Imperial Capital Group Holdings, LLC of medical, dental and life and disability insurance benefits and matching amounts under ICG LP’s 401(k) plan to Mr. Wooster during 2009, and (c) reimbursement of $74,810 in business taxes, payment of club and timeshare fees and executive wellness program expenses and reimbursement of advisory service expenses and entertainment expenses, each by ICG LP for the benefit of Mr. Wooster.

(7)	Includes (a) $600,000 and $4,687,792 in monthly and quarterly fees paid to Imperial Capital Group Holdings, LLC under the management agreement attributable to Mr. Wooster, (b) $51,653 in amounts paid to Imperial Capital Group Holdings, LLC under the management agreement as reimbursement for the provision by Imperial Capital Group Holdings, LLC of medical, dental and life and disability insurance benefits and matching amounts under ICG LP’s 401(k) plan to Mr. Wooster during 2008, and (c) payment of $21,239, $14,533 and $14,417 in club and timeshare fees to the Jonathan Club, Equinox and the Beverly Hills Tennis Club, respectively, and $12,550 in executive wellness program expenses and reimbursement of entertainment and transportation expenses, each by ICG LP for the benefit of Mr. Wooster.

(8)	Includes $19,210 for an automobile lease and payment of club fees for the benefit of Mr. Martis.

(9)	Includes $21,323 for an automobile lease and payment of club fees for the benefit of Mr. Martis.

This free writing prospectus reflects the following amendments that were made in the First Revised Preliminary Prospectus:

1.	The Issuer disclosed that it estimated total expenses to be approximately $97.1 million for the year ended December 31, 2009, compared to $80.1 million for the year ended December 31, 2008, which is an increase of approximately $17.0 million, or 21%. The Issuer also disclosed that it expected net income to be approximately $18.2 million for the year ended December 31, 2009. See “Prospectus Summary – Recent Developments” on page 5.

2.	The Issuer disclosed that the receipt by Imperial Capital Group Holdings, LLC of 7,500,000 newly issued membership interests of Imperial Capital Group, LLC will increase Imperial Capital Group Holdings, LLC’s controlling interest in Imperial Capital Group, LLC from 68.2% to 77.8%. See “Prospectus Summary – Reorganization and Organizational Structure” on page 7, “The Reorganization Transactions and Our Organizational Structure – Overview” on page 34, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview of Reorganization Transactions and Our Organizational Structure” on pages 55 to 56.

3.	The Issuer added the underlined clarifying text to the following sentence: If at any time after the consummation of this offering, Messrs. Reese and Wooster cease to be members of the executive committee of ICGI Holdings, LLC (other than voluntarily or by reason of death or disability), they and their affiliates and heirs collectively cease to beneficially own 50.1% or more of the equity or voting securities of Imperial Capital Group Holdings, LLC, or they and their affiliates and heirs collectively cease to beneficially own 50.1% or more of the equity or voting securities of ICGI Holdings, LLC, then all ICG LP partnership units then held by ICGI Holdings, LLC will be exchanged for shares of the Issuer’s Class A common stock on a one-for-one basis without any further action by the members of ICGI Holdings, LLC and all of the outstanding shares of the Issuer’s Class B common stock will be cancelled. ICGI Holdings, LLC will then distribute to its members, on a pro rata basis, the shares of Class A common stock obtained in the exchange. See “The Reorganization Transactions and Our Organizational Structure – Exchange Agreement” on page 40, “Related Party Transactions – Exchange Agreement” on page 118 and “Shares Eligible for Future Sale” on page 130.

4.	The Issuer deleted language stating that Jason Reese is the chairman of ICG LP. See “Management – Directors and Executive Officers” on page 98.

5.	The Issuer disclosed that, from the net proceeds of the offering (based on the midpoint of the range set forth in the Revised Preliminary Prospectus and after deducting underwriting discounts and commissions), Messrs. Reese and Wooster and their affiliates will receive an aggregate of $19.3 million as a result of the Issuer’s purchase of ICG LP partnership units from ICGI Holdings, LLC in exchange for a portion of the net proceeds of this offering and the subsequent use of such net proceeds by ICGI Holdings, LLC to redeem, on a pro rata basis, ICGI Holdings, LLC common units held by its members. Of this amount, Imperial Capital Group Holdings, LLC will receive $18.0 million. If the underwriters exercise their over-allotment option in full, these amounts will be $30.9 million and $28.9 million, respectively. See “Related Party Transactions – Reorganization” on page 115.

6.	The Issuer disclosed that it has agreed to reimburse Merrill Lynch, Pierce, Fenner & Smith Incorporated for its expenses in its capacity as qualified independent underwriter in an amount not to exceed $20,000. See “Underwriting – Conflicts of Interest” on page 136.

7.	The Issuer filed revised forms of the Contribution Agreement by and among the Members of Imperial Capital Group, LLC and ICGI Holdings, LLC, the Exchange Agreement by and among Imperial Capital Group, Inc., Imperial Capital Group, LLC and ICGI Holdings, LLC, the Tax Receivable Agreement by and between Imperial Capital Group, Inc. and ICGI Holdings, LLC, the Registration Rights Agreement by and among Imperial Capital Group, Inc., Imperial Capital Group Holdings, LLC and ICGI Holdings, LLC, the Amended and Restated Limited Partnership Agreement of Imperial Capital Group, L.P., the Limited Liability Company Operating Agreement of ICGI Holdings, LLC, the Employment Agreement by and between Imperial Capital Group, L.P. and Jason W. Reese and the Employment Agreement by and between Imperial Capital Group, L.P. and Randall E. Wooster, as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.8 and 10.9 to the Registration Statement, respectively.

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To review the First Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Issuer’s filings for the relevant date on the SEC web site): http://sec.gov/Archives/edgar/data/1474315/000119312510014389/ds1a.htm.

To review the Second Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Issuer’s filings for the relevant date on the SEC web site): http://sec.gov/Archives/edgar/data/1474315/000119312510017990/ds1a.htm.

The Issuer’s Central Index Key, or CIK, on the SEC web site is 0001474315.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PRELIMINARY PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE

OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU A PROSPECTUS IF YOU REQUEST IT BY CALLING BOFA MERRILL LYNCH AT (866) 500-5408.

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